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                                                                   EXHIBIT 99.12

                                                EFFECTIVE DATE: January 18, 2002


                                DOUBLECLICK INC.
                        STOCK OPTION ASSUMPTION AGREEMENT


Dear FNAME LNAME:

As you know, on January 18, 2002 (the "Closing Date") DoubleClick Inc. ("DoubleClick") acquired MessageMedia, Inc. ("MessageMedia") (the "Acquisition"). On the Closing Date you held one or more outstanding options to purchase MessageMedia common stock (the "MessageMedia Options"), which options you held pursuant to one or more initial grants by MessageMedia or one or more options granted by another entity pursuant to an acquisition or other similar transaction (an "Other Transaction") and subsequently assumed by MessageMedia. Your options are documented with one or more Stock Option Agreement(s), modified to the extent applicable by the terms of the Other Transaction with respect to the number of securities and exercise price for such option (each, an "Option Agreement" and collectively, the "Option Agreements"). In accordance with the Acquisition, on the Closing Date, DoubleClick assumed all obligations of MessageMedia under the MessageMedia Options. As such, each outstanding MessageMedia Option has been converted into an option to purchase
0.014536 of a share of DoubleClick common stock (the "Exchange Ratio"), with the exercise price adjusted accordingly. This Agreement evidences the assumption of your MessageMedia Options, including the necessary adjustments to your MessageMedia Options required by the Acquisition.

Your MessageMedia Options immediately before and after the Acquisition are as follows:

MESSAGEMEDIA STOCK OPTIONS                          DOUBLECLICK ASSUMED OPTIONS
# of  Shares of            MessageMedia             # of Shares of           DoubleClick
MessageMedia               Exercise Price           DoubleClick              Exercise Price
Common Stock               Per Share                Common Stock             Per Share

Old_Share                  $ OLD_                   New_Share                $ NEW_

The post-Acquisition adjustments are based on the Exchange Ratio and are intended to: (i) assure that the total spread of each assumed MessageMedia Option (i.e. the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition; (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition; and (iii) to the extent applicable and allowable by law, to retain incentive stock option status under the Federal tax laws.

Unless the context otherwise requires, any references in the Option Agreements
(i) to the "Company" or the "Corporation" means DoubleClick, (ii) to "Common Stock" or "Stock" means shares of DoubleClick common stock, (iii) to the "Board of Directors" or the "Board" means the Board of Directors of DoubleClick and
(iv) to the "Committee" means the Compensation Committee of the DoubleClick Board of Directors. All references in the Option Agreements relating to your status as an employee of MessageMedia or any other entity will now refer to your status as an employee of DoubleClick or any other present or future DoubleClick subsidiary. To the extent any Option Agreement allowed you to deliver MessageMedia common stock as payment for the exercise price, shares of DoubleClick common stock may be delivered in payment of the adjusted exercise price, and the period for which such shares of common stock were held prior to the Acquisition will be taken into account.

The grant date, vesting commencement date, vesting schedule and the expiration date of your assumed MessageMedia Options remain the same as set forth in your Option Agreement(s), but the number of shares subject to each vesting installment has been adjusted to reflect the Exchange Ratio. All other provisions which govern either the exercise or the termination of the assumed MessageMedia Option(s) remain the same as set forth in your Option Agreement(s), and the provisions of the Option Agreement(s) (except as expressly modified by this Agreement and the Acquisition) will govern and control your rights under this Agreement to purchase shares of DoubleClick common stock. Upon your termination of employment with DoubleClick or its subsidiaries, as applicable, you will have the limited time period specified in your Option Agreement(s) to exercise your assumed MessageMedia Option(s) to the extent vested and outstanding at the time, after which time your MessageMedia Option(s) will expire and NOT be exercisable for DoubleClick common stock.




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                                                EFFECTIVE DATE: January 18, 2002


To exercise your MessageMedia Option(s), you must deliver to DoubleClick (i) a written notice of exercise for the number of shares of DoubleClick common stock you want to purchase, (ii) the adjusted exercise price, and (iii) all applicable taxes. The exercise notice and payment should be delivered to DoubleClick at the following address:


                         DoubleClick Inc.
                         Attention: Stock Administration
                         450 West 33rd Street, 16th Floor
                         New York, NY 10001


Nothing in this Agreement or your Option Agreement(s) interferes in any way with your rights and DoubleClick's rights, which rights are expressly reserved, to terminate your employment at any time for any reason. Any future options, if any, you may receive from DoubleClick will be governed by the terms of the DoubleClick stock option plan(s), and such terms may be different from the terms of your assumed MessageMedia Option(s), including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Please sign and date this Agreement and return it promptly to the address listed above. Until your fully executed Agreement is received by DoubleClick your DoubleClick account will not be activated. If you have any questions regarding this Agreement or your assumed MessageMedia Options, please contact Jenifer Gornstein at 212-381-5723.


                                         DOUBLECLICK INC.


                                         By:
                                            ------------------------------------
                                                Elizabeth Wang
                                                Corporate Secretary


                                 ACKNOWLEDGMENT

         The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands that all rights and liabilities with respect to each of his or her MessageMedia Options hereby assumed by DoubleClick are as set forth in the Option Agreement and such Stock Option Assumption Agreement.


DATED:              , 2002
      --------------                       -------------------------------------
                                                  FNAME  LNAME, Optionee